April 28, 2005

Mail Stop 0406

Mr. Joseph L. Mullen
Chief Executive Officer
Bottomline Technologies (de), Inc.
325 Corporate Drive
Portsmouth, New Hampshire 03801

RE:	Form 10-K for the fiscal year ended June 30, 2004
		Form 10-Q for the fiscal quarter ended September 30,
2004
      Form 10-Q for the fiscal quarter ended December 31, 2004
      File No. 000-25259

Dear Mr. Mullen:

		We reviewed your response letter dated April 15, 2005 and have the following additional comment. Please note that we have limited the scope of our review to certain accounting policies and practices in your financial statements and related disclosures.
Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-Q for the Quarterly Period Ended September 30, 2004

Note 6. Operations by Segments and Geographic Area, page 5

Prior Comment No. 2

1. We note that you intend to amend your Form 10-K for the year ended
June 30, 2004 to restate your reportable segment disclosure for that annual period. However, your response indicates that you did not decide to report segment information regularly to your chief operating decision maker until October 2004. If this is correct, your revised segment disclosure should be presented in the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. If however, you conclude that your chief operating decision maker regularly reviewed operating results to make decisions about resources to be allocated to the segments and assess their performance during fiscal year 2004, it may be necessary for you to restate your financial statements. Supplementally, tell us whether amending your historical financial statements is appropriate and provide your basis for such conclusion.
As part of your response, tell us how often the periodic segment presentations were shared with your chief operating decision maker in fiscal year 2004 and whether the information was used to make decisions about resources to be allocated to these segments and assess the segments` performance. Provide us with an example of a periodic presentation of this information that was shared with your chief operating decision maker during fiscal year 2004.


Please respond to this comment within 10 business days and file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Christopher White, Staff Accountant, at (202) 942-8645, Melissa Walsh, Senior Staff Accountant, at (202) 942-1822 or me at (202) 942-2949 if you have any questions regarding this comment.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant


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Bottomline Technologies (de), Inc.
April 28, 2005
page 1